SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: August 9, 2024

List of Materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from July 1, 2024 to July 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 9, 2024

[This is a translation of the Share Buyback Report for the period from July 1, 2024 to July 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on August 9, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of July 31, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	30,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) July 1 July 2 July 3 July 4 July 5 July 8 July 9 July 10 July 11 July 12 July 18 July 19 July 22 July 23 July 24 July 25	163,700 194,700 147,600 152,600 92,400 156,500 343,400 293,200 354,700 275,500 207,900 109,400 124,900 116,700 102,000 265,500

2,251,763,498

2,705,316,002

2,048,986,993

2,126,026,496

1,288,513,500

2,186,357,505

4,976,217,504

4,337,885,995

5,451,317,013

4,183,648,999

3,074,503,994

1,594,353,502

1,809,994,495

1,674,478,504

1,453,181,505

3,586,077,489

	July 26 July 29 July 30 July 31	168,200 190,500 160,500 141,300	2,232,440,504 2,538,224,990 2,180,820,007 1,899,328,996

Total	—	3,761,200	53,599,437,491
Total number of shares repurchased as of the end of the reporting month	7,116,100		97,331,130,991
Progress of the repurchase (%)	23.72		38.93

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	Sony Group Corporation also approved at the same meeting of the Board of Directors held on May 14, 2024 a stock split. The total number of shares for repurchase after the effective date of the stock split (October 1, 2024) will be 150 million shares (maximum).

2.	Status of Disposition

(as of July 31, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) July 1 July 2 July 3 July 4 July 9 July 10 July 11 July 12 July 16 July 17 July 18 July 19 July 22 July 26	5,200 300 100 3,600 5,700 300 4,200 11,000 1,200 5,600 13,000 3,500 4,300 3,800	56,611,204 3,266,031 1,088,677 39,192,372 62,054,589 3,266,031 45,724,434 119,754,470 13,064,124 60,965,912 141,528,010 38,103,695 46,813,111 41,369,726

Total	—	61,800	672,802,386
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	61,800		672,802,386

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of July 31, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,248,619,589
Number of treasury stock	34,570,889

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